UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

May 12, 2005

Ad-hoc-announcement of Deutsche Telekom AG

1. Quarter 2005: Deutsche Telekom pushes ahead with profitable growth

•             Net revenue increased by 3.5 percent year-on-year, from EUR 13.9 billion to EUR 14.4 billion.

•             Group EBITDA up 6.3 percent, from EUR 4.6 billion to EUR 4.9 billion compared with prior-year quarter; adjusted for special factors, the increase was 5.2 percent, from EUR 4.7 billion to EUR 4.9 billion.

•             Profit before income taxes up 35.8 percent, from EUR 1.2 billion to EUR 1.6 billion year-on-year; adjusted for special factors, the increase was 28.3 percent, from EUR 1.3 billion to EUR 1.6 billion.

•             Net profit grew by around 60 percent, from EUR 0.6 billion to EUR 1.0 billion; adjusted for special factors, the increase was approximately 45 percent, from EUR 0.7 billion to EUR 1.0 billion.

•             Number of mobile subscribers rose by a further 1.5 million since the end of last year, around 1.0 million recorded at T-Mobile USA.

•             Strong growth in broadband lines: 0.6 million new additions since the end of last year, total number of DSL subscribers to 6.7 million.

Group Deutsche Telekom (According to IFRS, comparatives restated)

	Q1	Q1	Change	FY
	2005	2004	in%	2004
in millions EUR
Net revenue	14,376	13,890	3.5	57,360
- Domestic	8,599	8,511	1.0	34,748
- International	5,777	5,379	7.4	22,612
Profit before income taxes	1,619	1,192	35.8	3,518
Adjusted profit before income taxes	1,618	1,261	28.3	6,225
Net profit	1,010	632	59.8	1,564
EBITDA excluding special factors	4,918	4,675	5.2	19,617
EBITDA	4,898	4,606	6.3	19,398
Net cash from operating activities	2,176	4,304	(49.4)	16,720
Free Cash-Flow before dividend payment	(915)	2,952	n.a.	10,311
Investments in property, plant and equipment and intangible assets (excluding Goodwill)	3,091	1,352	n.a.	6,410
Net debt at balance sheet date	42,635	48,664	(12.4)	39,543
Number of employees at balance sheet date	243,784	248,153	(0.4)	244,645

Deutsche Telekom continued to grow in the first quarter of 2005, mainly as a result of the positive development of international business and the continued high dynamics of broadband business. Net revenue in the Group increased by 3.5 percent, from EUR 13.9 billion in the prior-year quarter to EUR 14.4 billion. While revenue in Germany was slightly above the level of the previous year at EUR 8.6 billion, revenue generated outside Germany rose considerably by 7.4 percent to EUR 5.8 billion. As a result, Deutsche Telekom generated around 40 percent of its revenue in the first quarter of 2005 abroad. Adjusted Group EBITDA improved by 5.2 percent to EUR 4.9 billion. Adjusted profit before income taxes increased by 28.3 percent to EUR 1.6 billion. Adjusted net profit rose by 45 percent to EUR 1.0 billion; in the first quarter of the previous financial year, it was just EUR 691 million.

Revenue growth outside Germany was driven primarily by T-Mobile USA. The number of mobile customers in the United States increased by 957,000 net since the end of 2004 to a total of 18.3 million at the end of March. Revenue in the Broadband/Fixed Network segment decreased; however, the decline in the loss of market share in the local and national long-distance markets slowed down. Marked growth was recorded in this strategic business area in terms of broadband lines in Germany: The number of broadband lines in operation increased by 581,000 to 6.4 million in the first quarter. The Business Customers segment recorded an increase in revenues from internationally operating key account customers and public institutions served by T-Systems Enterprise Services.

The EUR 243 million improvement in adjusted EBITDA, from EUR 4.7 billion to EUR 4.9 billion in the first quarter of 2005, was mainly generated by the Mobile Communications business area. Adjusted EBITDA from Mobile Communications increased by 15.6 percent to EUR 2.1 billion as a result of efficiency increases and economies of scale created by the growing customer base. This also compensated for the 2.9-percent decrease in adjusted EBITDA in Broadband/Fixed Network to EUR 2.5 billion, which was caused primarily by competition-driven revenue losses in the traditional fixed-network business that could not be fully offset by cost savings. Adjusted EBITDA in the Business Customers segment increased from EUR 394 million in the prior-year quarter to EUR 396 million. The Group’s EBITDA in the first quarter of 2005 was impacted by special factors of EUR 20 million relating to severance and voluntary redundancy payments and restructuring expenses.

Profit before income taxes increased by 35.8 percent from EUR 1.2 billion to EUR 1.6 billion. This improvement was mainly driven by a decrease of EUR 503 million in net financial expense in the first quarter of 2005 to EUR 721 million. This, in turn, was mainly the result of lower interest expenses. Net debt decreased by EUR 6.0 billion year-on-year to EUR 42.6 billion. Compared with the end of 2004, however, net debt rose by EUR 3.1 billion due to payments for network infrastructure in the United States and for measures relating to the planned merger of T-Online International AG into Deutsche Telekom.

Net profit increased to EUR 1.0 billion in the first quarter of 2005, representing a year-on-year improvement of around 60 percent in Deutsche Telekom’s net profit. This considerable growth is mainly attributable to the positive development of profit before income taxes. Net profit in the first quarter of 2005 was impacted by special factors of EUR 8 million compared with EUR -59 million in the same period last year. Adjusted net profit increased by 45.0 percent to EUR 1.0 billion.

In 2005, Deutsche Telekom continues to expect adjusted EBITDA to be between EUR 20.7 billion and EUR 21.0 billion. The Group plans to invest between EUR 7.5 billion and EUR 8.0 billion in property, plant and equipment and expects free cash flow to be in the same order of magnitude. Based on these and already communicated additional cash outflows planned for 2005, we do not expect the ratio of net debt to adjusted EBITDA to change significantly for the full year.

The future development of dividends will be based on the following key factors:

•             The dividend for 2004 is the guideline for future dividends.

•             Deutsche Telekom wants be able to continue offering its shareholders an attractive dividend in the future.

•             Future dividends will be determined by the development of the profit generated by Deutsche Telekom’s activities.

This release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with IFRS, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. For a definition of these pro forma figures, please refer to the explanations under “Reconciliation to pro forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

This release contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas. The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche

Telekom. Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: May 13, 2005